Exhibit 99.27

U.S. Silver Announces Appointment of Executive Chairman

TORONTO--(BUSINESS WIRE)--September 8, 2011--U.S. Silver Corporation (TSXV: USA, US OTCQX: USSIF, Frankfurt: QE2) (“U.S. Silver” or “the Company”) wishes to announce that Gordon Pridham has been appointed Executive Chairman of the Board of Directors effective today.

Mr. Pridham has continued to add value to the development of the Company since his appointment to the Board in 2008 and appointment as Chairman earlier this year. He has increasingly directed more of his skills and efforts toward the management of US Silver and this appointment reflects his increased level of responsibility and involvement going forward. Mr. Pridham possesses the industry relationships and experience to lead the Company and with his long career in the energy and minerals sectors he will play a key role in the areas of corporate development and investor relations. He will be based in Toronto. Mr. Pridham has served on numerous boards and is currently on the public company boards of Newalta Corporation, Norrock Realty Finance Corporation and Titanium Corporation, where he is Chairman of the Board.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totalling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur D'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward looking statements. The Company assumes no obligation to update the forward looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, President and CEO (208) 752-0400
Chris Hopkins, CFO (416) 907-9539